Mr. Jesse McVay
Bryan Steam Corporation
March 18, 1998
Page 1


                           [Goelzer & Co. Letterhead]



                                                                  March 18, 1998



Mr. Jesse McVay
President
Bryan Steam Corporation
P O Box 27
Peru, Indiana  46970

Dear Mr. McVay:

         Bryan Steam Corporation ("Bryan" or the "Company" hereby engages Goelzer & Co., Inc. ("Goelzer") to put forth its best efforts to arrange a buyout proposal for up to 100% of the common equity of the Company that is supported by the management of Bryan. For purposes of this agreement, "Management" means a group of the Company's incumbent management employees led by H. Jesse McVay. In the event that Goelzer is successful in consummating a sale, merger, consolidation or transfer to any entity, based on a proposal submitted by Management, of any or all tangible or intangible assets or stock of the Company, Bryan agrees to pay Goelzer a finders fee as a percentage of the net proceeds of such sale or exchange, due at closing, as follows:

         2% of all proceeds received at the time of closing
         2% of future proceeds paid to the shareholders and all related entities, less the up front fee described below

         The Company shall reserve the right to refuse or close, at its sole discretion.

         Goelzer has previously rendered an opinion of fair market value for Bryan common equity. This opinion will be converted into an offering memorandum for an up front fee of $6,000.00. All other costs incurred by Goelzer during the course of this engagement shall be the sole responsibility of Goelzer, with the exception of Bryan approved, major travel expenses. However, it is Goelzer's understanding that the Board of Directors of Bryan is soliciting other offers to purchase the equity of the Company in addition to the buyout proposal from Management. Therefore, as an incentive for Goelzer to undertake this assignment, the Company agrees to pay Goelzer a walk away fee of $35,000.00 (in addition to the up front fee) if an offer for the Company is accepted by the Board of Directors other than the proposal submitted by Management, provided that Management is able to put forth an offer (identifying its sources of financing) for no less than $90.00 per share for control of the Company.

         Goelzer shall have the exclusive right to represent the Management for a period of one (1) year. Unless the Company has previously consummated a transaction (either with a third party or

Mr. Jesse McVay
Bryan Steam Corporation
March 18, 1998
Page 2


pursuant to a proposal submitted by Management), if a sale, merger, consolidation or conveyance of a substantial interest in Bryan Steam Corporation occurs within one (1) year after the expiration of the exclusive representation period set forth herein with a party first contacted for, or introduced to, Management by Goelzer prior to such expiration, the company shall pay, or cause to be paid, to Goelzer a fee equal to that which would have been paid if closed during the one year exclusive term.

         In no event shall H. Jesse McVay or any individual member of Management be personally obligated to pay Goelzer's fees under this agreement.

         This agreement will be effective upon your having signed and returned this agreement via fax or mail. A copy of the original signed agreement will be furnished to you for your records. If the need for additional services or modifications arise, such revisions or modifications will be mutually agreed upon by written addendum.

                                                    Sincerely,

                                                    GOELZER & CO., INC.


                                                    /s/ George G. Cassiere
                                                    ----------------------------
                                                    George G. Cassiere, CFA
                                                    Managing Director

Agreed to and Accepted:                    Agreed to and Accepted as to
                                                    Payment of Fees Only:

The Management of
BRYAN STEAM CORPORATION                             BRYAN STEAM CORPORATION


By: /s/ Jesse McVay                                 By: /s/ Albert J. Bishop
----------------------------                        ----------------------------
   Mr. Jesse McVay, President

Date: March 23, 1998                                Date: March 23, 1998

                      [Bryan Steam Corporation Letterhead]


                                                                 August 26, 1998

George G. Cassiere, CFA
Managing Director
Goelzer & Co., Inc.
Bank One Center - Circle
111 Monument Circle - Suite 502
Indianapolis, IN  46204-5171

         Re:      Modification of Letter Agreement dated March 18, 1998

Dear George:

         Reference is hereby made to the letter agreement dated March 18, 1998 among Bryan Steam Corporation ("Company"), Goelzer & Co. ("Goelzer"), and H. Jesse McVay on behalf of the management group referred to therein (the "Engagement Letter"). This letter confirms our agreement that upon payment by the Company to Goelzer the amount of $200,000, the Engagement Letter shall terminate and the parties thereto shall have no further rights or obligations thereunder. Bryan shall pay such amount to Goelzer on or before October 10, 1998.

         Please confirm your agreement with the foregoing by signing below. Thank you very much.

                                                 Very truly yours,

                                                 Bryan Steam Corporation


                                                 By: /s/ Albert J. Bishop
                                                    ----------------------------
                                                    Albert J. Bishop, Chairman
AGREED:

Goelzer & Co.

By:/s/ George G. Cassiere
----------------------------
Its: Managing Director

ACKNOWLEDGED:

/s/ H. Jesse McVay
----------------------------
H. Jesse McVay